SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

PRESS RELEASE	CONTACT:	Joseph Putaturo - Panamá
Director-Investor Relations
(507) 304-2677

COPA HOLDINGS REELECTS CONTINENTAL REPRESENTATIVE TO ITS BOARD OF DIRECTORS

PANAMA CITY, MAY 12, 2008 - Copa Holdings, S.A. (NYSE: CPA), announced today the reelection of Mr. Mark Erwin, as member of the Board of Directors. Mr. Erwin, who is the designated representative of Continental Airlines, Inc. to the Copa Holdings’ Board of Directors, was reelected at the Company’s annual shareholders meeting held in Panama City on May 7, 2008.

Mr. Erwin has served as director of Copa Airlines and Copa Holdings since 2004. He is the Senior Vice President Asia/Pacific and Corporate Development of Continental Airlines and the President and Chief Executive Officer and serves on the board of directors of Continental Micronesia, Inc., the wholly owned subsidiary of Continental Airlines, Inc., operating in the western Pacific. Mr. Erwin has also held the position of Senior Vice President of Airport Services of Continental Airlines, Inc. from 1995 through 2002.

“We are very pleased to have Mark Erwin on our Board for another term. We have a long-standing successful relationship and alliance with Continental, probably one of the best in the industry. Our alliance is strengthened even more through his vast experience and valuable contribution,” said Mr. Pedro Heilbron.

“Our alliance with Copa Airlines has and will continue playing a key role in expanding and consolidating our presence in Latin America. As such, we are very pleased Mark Erwin will continue contributing as director of Copa, as a very important link between both airlines,” added Mr. Larry Kellner, CEO of Continental Airlines.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 126 daily scheduled flights to 41 destinations in 22 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin.

CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 05/12/2008
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO